RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

20th August, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sir,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 20th August, 2009 in the matter of disclosure under Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 to the Stock Exchanges in India as per required.

Copy of the said letter is enclosed herewith for your information and record.

Kindly take the same on your record.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As Above

8/28

Fdr. File – 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

RECEIVED

2009 AUG 27 P 12:-7

FICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

August 20, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

Pursuant to the intimation received from Life Insurance Corporation of India, we enclose herewith duly completed Form C dated 20th August, 2009, being the details of acquisition of more than 2% equity shares, of the Company by Life Insurance Corporation of India, as required under Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (Regulation 13(3) and (6))

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name, PAN & address of shareholder	**Shareholding prior to acquisition**	**No. & % of shares/ voting rights acquired/ Sold**	**Receipt of allotment advice/acquisition/ sale of shares (specify)**	**Date of intimation to company**	**Mode of acquisition (market purchase/public/ rights/preferential offer etc.)**
1	2	3	4	5	6
Life Insurance Corporation of India, Investment Department, Central office, Yogakshema, Mumbai 400021 PAN – AAACL0582H	10,33,80,576 5.009%	4,16,65,147 2.018%	Date of acquisition 13.03.2008 to 14.08.2009	18.08.2009	Market purchase

No. & % of shares/ voting rights post acquisition/ sale	**Trading member through whom the trade was executed with SEBI Registration no. of the TM**	**Exchange on which the trade was executed**	**Buy quantity**	**Buy value**	**Sell quantity**	**Sell value**
7	8	9	10	11	12	13
14,50,45,723 7.027%	Various brokers	NSE and BSE	4,16,65,147	Rs.1274,45,59,802.71	-	-

For Reliance Communications Limited

Place: Mumbai
Date: 20.08.2009

Reliance Communications Limited

Hasit Shukla
President and Company Secretary